October 17, 2025
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Registration Statement on Form S-1
File No. 333-290583
Ladies and Gentlemen:
On behalf of Wealthfront Corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on June 18, 2025 and subsequently publicly filed by the Company with the Commission on September 29, 2025 (File No. 333-290583) (the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) providing an explanation of the differences between the fair values of the Company’s common stock (“Common Stock”) on each grant date since February 1, 2024, which was the first date of the Company’s fiscal year ended January 31, 2025, including the difference between recent grant date fair values and the Preliminary Price Range (as defined below).

U.S. Securities and Exchange Commission October 17, 2025 Page 3
Confidential Treatment Request
Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Historical Valuations and Equity Award Grants
Since the date of the filing of the Registration Statement and through the date of this letter, the Company has not granted any additional equity awards; however, the Company expects to make certain grants of restricted stock units (“RSUs”) in advance of the pricing of the Company’s proposed initial public offering (the “IPO”), which will be described in the Registration Statement. The Company intends to assess the fair value of its Common Stock for such awards by incorporating all available information, including the actual per share price to the public in its IPO (the “IPO Price”), and linearly interpolate the difference between the fair value of Common Stock as of July 31, 2025 and the IPO Price.
For the Staff’s reference, the Company has reproduced the results of the Company’s independent Common Stock valuation reports (each, a “Valuation Report”), and the resulting Common Stock valuation determinations of the Company’s board of directors (the “Board”), relating to equity awards granted during the period from February 1, 2024 through the date of this letter (the “Review Period”), as well as a chronological listing of equity awards granted during the Review Period, including the fair value per share of the underlying Common Stock at the applicable grant date for financial reporting purposes.
Valuations

Date of Valuation	Fair Value per Share
May 31, 2023	$9.68
May 31, 2024	$11.76
December 31, 2024	$13.91
January 31, 2025	$14.04
April 30, 2025	$14.01
July 31, 2025	$16.20
CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION

U.S. Securities and Exchange Commission October 17, 2025 Page 4
Equity Award Grants

Grant Date	Award Type(1)	Number of Shares Underlying Awards	Estimated Fair Value Per Share for Financial Reporting Purposes(2)(3)
February 21, 2024	RSU	1,314,191	$11.19
April 22, 2024	RSU	2,110,723	$11.54
July 22, 2024	RSU	13,577	$11.76
August 21, 2024	RSU	1,827,771	$12.58
October 21, 2024	RSU	2,065,359	$13.20
January 14, 2025	RSU	2,926,258	$13.97
April 29, 2025	RSU	2,385,343	$14.01
May 20, 2025	RSU	241,342	$14.49
July 14, 2025	RSU	1,135,734	$15.80
September 26, 2025	RSU	1,487,245	$16.20
October 13, 2025	RSU	1,120,351	$16.20
______________
(1)The RSUs granted during the Review Period are subject to time-based service vesting conditions, which have been satisfied for certain of the awards as of the date of this letter, as well as a performance-based vesting condition, which will be satisfied upon the effectiveness of the Registration Statement. As a result, in accordance with U.S. generally accepted accounting principles, the Company has not recognized any stock-based compensation expense for these awards through the date of this letter. The Company will not recognize any stock-based compensation expense in respect of such RSUs until the performance-based vesting condition has been satisfied, upon which time the Company will record stock-based compensation expense for awards that have satisfied the time-based service vesting condition using an accelerated attribution method over the requisite service period.
(2)For financial reporting purposes, the Company applies linear interpolation for awards granted between valuation dates. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Common Stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
(3)For the September 26, 2025 grants, the October 13, 2025 grants, and any subsequent awards granted following the date of this letter and through the date of the IPO, the Company intends to assess the fair value of its Common Stock for such awards by incorporating all available information, including the IPO Price, and linearly interpolate the difference between the fair value of Common Stock as of July 31, 2025 and the IPO Price.
CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION

U.S. Securities and Exchange Commission October 17, 2025 Page 5
Preliminary Price Range
The Company supplementally advises the Staff that it expects the price range per share, which will be included on the cover of the Company’s preliminary prospectus, to be consistent with the Company’s most recent valuations determined by the Board. The Company notes that the lead underwriters for the IPO, Goldman Sachs & Co. LLC and J.P. Morgan Securities, LLC, provided a view to the Company’s Board on a preliminary estimate of the price range of $[*] to $[*] per share of Common Stock (the “Preliminary Price Range”) on September 26, 2025. The Company notes that the estimated fair value per share of Common Stock from the most recent valuations determined by the Board as of July 31, 2025, April 30, 2025, and January 31, 2025 were $16.20, $14.01, and $14.04, respectively, [*].
Further, the Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, excludes any discount for lack of marketability of the Common Stock or impact of the time value of money, which were appropriately taken into account in the valuations determined by the Board. Without the 17.5% discount for lack of marketability in the valuation determined by the Board as of December 31, 2024, the estimated fair value per share of Common Stock would have been $[*], [*]. Similarly, without the 15% discount for lack of marketability in the valuation determined by the Board as of May 31, 2024, the estimated fair value per share of Common Stock would have been $[*], [*].
Additionally, the Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its Common Stock, which considered multiple potential outcomes, which would result in a lower valuation of the Common Stock than its IPO. In the valuation determined by the Board as of May 31, 2023 (the “May 2023 Valuation”), which factored into the estimated fair value of the awards made in February 21, 2024 and April 22, 2024 given the straight-line methodology applied by the Company between valuation dates, the Company had not yet begun using a probability weighted expected return method (“PWERM”) in order to account for various potential future exit scenarios for the Company, including an IPO. At the time of the May 2023 Valuation, the Company had not begun planning for an IPO. The Company first began using the PWERM in the May 31, 2024 valuation (the “May 2024 Valuation”), which is when the Company first began preliminary internal planning for an IPO in 2025. However, the Company only engaged bankers for the IPO and held an organizational meeting in April 2025, so the weighting of an IPO (expected to occur in 2025) in the May 2024 Valuation was only 35%. Moreover, the Company would note that given the proximity of the awards made on February 1, 2024 and April 22, 2024 to the May 2024 Valuation, the fair value per share for financial reporting purposes for such grants primarily reflects the May 2024 Valuation as opposed to the May 2023 Valuation.
The Preliminary Price Range was not derived using a formal determination of fair value. The Preliminary Price Range has been estimated based upon current market conditions, the Company’s financial condition and prospects, and the performance of comparable companies in the Company’s industry. As discussed above, the Preliminary Price Range does not consider any
CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION

U.S. Securities and Exchange Commission October 17, 2025 Page 6
discount for the current lack of marketability for the Common Stock and assumes an IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments, and other factors.
The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range (the “Price Range”) that will be included in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s roadshow will be no more than 20%, assuming the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, any business developments impacting the Company, and other factors.
The Company submits that the primary factor that explains the [*] between the Preliminary Price Range and the fair value of the Common Stock used for the Company’s most recent equity awards is the general consistency between the comparable companies and related valuation multiples used in deriving the Preliminary Price Range and those used in the Company’s most recent valuations.
As such, taking into account all of the above, the Company respectfully submits that the deemed per share fair values of its Common Stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards during the Review Period are reasonable and appropriate for the reasons described herein and in the Registration Statement.
*        *        *
CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION

U.S. Securities and Exchange Commission October 17, 2025 Page 7
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP
CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION